                                                                    Exhibit 99.2

BRASCAN                                                             NEWS RELEASE
STOCK SYMBOL: BNN TSE/NYSE



                 RECORD SECOND QUARTER EARNINGS OF $107 MILLION
               DESPITE DECLINE IN METAL AND FOREST PRODUCT PRICES

TORONTO, AUGUST 3, 2001 - Brascan Corporation today announced record quarterly earnings from continuing operations of $107 million for the three months ended June 30, 2001, up from $104 million in the same quarter last year.

Earnings from continuing operations for the six months ended June 30, 2001 were $196 million or $1.00 per share, up from $191 million or $0.96 per share in the same period of 2000. Total income for the first six months of 2000 was $451 million, which included gains of $260 million.

                                                                Three months ended           Six months ended
                                                                     June 30                     June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS (CDN.$)                      2001          2000          2001          2000
                                                                ----          ----          ----          ----
GROUP REVENUES                                                 $3,357        $3,437        $6,569        $6,638
                                                               ------        ------        ------        ------
INCOME FROM CONTINUING OPERATIONS                              $  107        $  104        $  196        $  191
     Income and gain on sale of discontinued operations            --            --            --           260
                                                               ------        ------        ------        ------
NET INCOME                                                     $  107        $  104        $  196        $  451
                                                               ------        ------        ------        ------
PER DILUTED CLASS A AND CLASS B COMMON SHARE:
     Income from continuing operations                         $ 0.56        $ 0.53        $ 1.00        $ 0.96
     Net income                                                $ 0.56        $ 0.53        $ 1.00        $ 2.41
                                                               ======        ======        ======        ======

Improved returns from property, financial services and energy operations, along with property and security gains realized at the operating level, more than offset the impact of lower natural resource product prices and the strike at the Sudbury nickel operations, which was settled earlier this year.

ROBERT HARDING, CHAIRMAN OF BRASCAN, ATTRIBUTED "THE COMPANY'S STRONG EARNINGS TO THE GROUP'S PARTICIPATION IN A NUMBER OF INDUSTRY SECTORS WITH VARYING BUSINESS CYCLES. DESPITE THE ECONOMIC SLOWDOWN AND A SIGNIFICANT DECLINE IN BASE METAL PRICES, THE GROUP'S OPERATIONS WERE ABLE TO ACHIEVE RECORD FINANCIAL RESULTS."

2001 HIGHLIGHTS

- Over $800 million was invested during the first six months in new properties and production facilities, as part of the company's program to expand its operating base with high quality assets.

- Over $400 million of group equity securities were repurchased at discounts to their underlying values, under an initiative started in 2000 to enhance shareholder values.

- The common shares of Brascan and a number of affiliates increased in value during the first six months in response to the growing interest in value stocks.

- Key executive appointments were made to implement the group's succession plans and broaden its management base.

OPERATING OVERVIEW

Property operations contributed $92 million in the first six months of 2001, up from $56 million in the same period last year. This increase reflects improved returns from commercial properties as a result of proactive re-leasing programs as well as gains on the sale of part interests in three office properties: 53 and 75 State Street in Boston and Fifth Avenue Place in Calgary.

Natural resource operations contributed $18 million in the first six months, down from $87 million last year. Mining and metals' earnings declined from $56 million to $15 million, mainly due to lower base metal prices and the impact of the strike at Falconbridge's nickel operations in Sudbury. These factors were partly offset by tax recoveries and a gain on the sale of Noranda's shares in Newmont Mining Corporation in May 2001.

The contribution from forest products' operations declined from $31 million to $3 million, due mainly to lower lumber, panelboard and pulp prices, and provisions related to the closing of a paper mill in Ohio as part of the consolidation of the group's specialty paper operations.

Energy operations contributed $47 million in the first six months, up from $40 million last year. Higher revenues from marketing operations and the return to more normal water flows on the lower Mississippi River more than offset the impact of lower precipitation levels early in the year at the company's operations in northern Ontario and western Quebec.

Financial and other operations contributed $90 million in the first six months, up from $71 million last year, reflecting the growth in investment banking and asset management operations and security gains. The contribution from Brazilian operations for the period increased to $8 million from $6 million last year.

BUSINESS DEVELOPMENT

Progress continues on the multi-year capital investment program to expand the group's production base and long-term earnings potential.

Property Operations

- Construction has started on the 1.2 million square foot CIBC World Markets office tower at 300 Madison Avenue in midtown Manhattan for completion in early 2004.

- A 50% interest was acquired in the 1.8 million square foot Bay-Adelaide Centre office project in downtown Toronto. This includes a 1.2 million square foot office tower, which Brookfield plans to develop on securing major tenancies.

- A 25% interest was acquired in a partnership formed to redevelop the Hudson Bay Centre, a one million square foot office-retail complex in midtown Toronto.

Natural Resource Operations

- The Antamina copper-zinc mine in Peru began shipping copper concentrate in July destined for Noranda's Gaspe copper smelter. Commercial production is now scheduled for the fourth quarter, more than two months ahead of schedule.

- The Lomas Bayas copper mine and the adjacent Fortuna de Cobre copper deposit in northern Chile were acquired for US$175 million.


2                                                            Brascan Corporation

- The group's mineral reserves were increased with the purchase of the Montcalm nickel-copper deposit in Ontario and an agreement to purchase the El Pachon copper deposit in central western Argentina.

- Construction is near completion on two panelboard projects - the new $180 million Barton oriented strandboard mill in Alabama and a $40 million particleboard line installation at the Cowie mill in Scotland.

Energy Operations

- Great Lakes Hydro Income Fund acquired a 50% interest in the Powell River hydroelectric facilities in British Columbia. This added 82 megawatts of capacity to the group's power production base, increasing it to 987 megawatts.

- Construction commenced on four new hydroelectric generating stations in Ontario, British Columbia and southern Brazil, with an aggregate capacity of 121 megawatts.

Financial Services and Other

- Trilon launched the Tricap Restructuring Fund to focus on corporate restructurings and turnaround situations.

- Brascan Imobiliaria acquired an interest in two large residential land assemblies to broaden its strong residential land base in Rio de Janeiro and Sao Paulo.

CAPITAL REPURCHASE PROGRAM

Shares of Brascan and its affiliates continued to be repurchased during the quarter to increase value for the benefit of the group's continuing shareholders. During the first half of 2001, $434 million of group securities were acquired.

- Brascan acquired 4.3 million publicly held common shares of Great Lakes Power Inc. in accordance with a going-private transaction approved by Great Lakes' shareholders. These shares were acquired in exchange for $250,000 in cash and 3.9 million Class A common shares of Brascan.

- Brascan acquired 883,400 of its Class A common shares during the first six months of 2001 through normal course purchases.

- Brascan acquired 3,676,700 common shares of Nexfor Inc. during the first five months of 2001 through normal course purchases, increasing its ownership of Nexfor to 36%.

- Brookfield acquired an additional $92 million of common equity interests in its principal US operating subsidiary.

- Trilon acquired 14.5 million of its common shares under a substantial issuer bid, increasing Brascan's ownership of Trilon to 71%.


Second Quarter 2001 Press Release                                              3

MANAGEMENT APPOINTMENTS

During the quarter, a number of key management appointments were made within the Brascan group. These changes reflect the implementation of the company's succession planning process initiated two years ago.

- The board of directors of Brascan approved the appointment of Bruce Flatt as President and Chief Executive, effective March 31, 2002. During the past five years, Bruce Flatt, currently President and Chief Executive of Brookfield, together with Brookfield's Chairman Gordon Arnell, transformed Brookfield into one of North America's premier office property companies.

- Upon stepping down as President and Chief Executive of Brascan, Jack Cockwell will become a Group Chairman, with group-wide responsibility for capital allocation, partnership building and industry trend analysis.

- Richard ("Ric") Clark, currently President and Chief Executive of Brookfield's US office property subsidiary, was appointed President and Chief Executive of Brookfield effective March 31, 2002. Ric has played a key role in the rapid and extremely successful expansion of the company's US office property operations.

- Derek Pannell, who has held a number of senior operating roles in the Noranda group, including overseeing the successful development of the US$2.3 billion Antamina copper-zinc mine in Peru, was appointed President and Chief Operating Officer of Noranda. In his new role, he will be responsible for enhancing the profitability of Noranda's world-wide mining and metallurgical operations.

- With the appointment of Derek Pannell, David Kerr, currently Chief Executive of Noranda, will also assume the role of Chairman. As Chairman and Chief Executive, he will continue to be responsible for the renewal of Noranda's mineral reserves and the expansion of its production base as well as the development of key joint venture and other partner relationships.

- Catharine Johnston was recently appointed Executive Vice-President, Business Excellence of Noranda, with responsibility for increasing Noranda's organizational effectiveness and ensuring that best management and operational practices are adopted across the company.

- Richard Legault, in addition to his role as Brascan's Chief Financial Officer, was recently appointed Executive Vice-President of Great Lakes Power with responsibility for implementing the group's plan to expand its power generating base.

In a related initiative, Bruce Flatt together with a number of other senior group executives plan to increase their effective ownership interests in Brascan. This will be achieved through Canadian Express Limited, which currently owns 3.3 million Brascan Class A common shares and recently filed a prospectus to raise $100 million by issuing fixed rate preferred shares of a subsidiary, with the proceeds dedicated to acquire additional Brascan Class A shares.


4                                                            Brascan Corporation

CORPORATE AND OUTLOOK

The regular quarterly dividend of $0.25 per share was declared, payable on November 30, 2001 to Class A and Class B common shareholders of record at the close of business on November 1, 2001.

ROBERT HARDING, BRASCAN'S CHAIRMAN, IN COMMENTING ON THE OUTLOOK FOR THE CURRENT YEAR, STATED THAT: "WE HAVE ESTABLISHED SOLID BUSINESS OPERATIONS WITH QUALITY ASSETS IN THREE VALUE SECTORS - COMMERCIAL PROPERTIES, POWER GENERATION AND NATURAL RESOURCES - AS WELL AS A STRONG AND GROWING FINANCIAL SERVICES BUSINESS. WE WILL CONTINUE TO ENHANCE VALUE BY SELECTIVELY EXPANDING OUR BUSINESS BASE AND BY EMPLOYING A VALUE-ADDING APPROACH TO EACH OF OUR OPERATIONS. WE ARE DETERMINED TO TRANSLATE THESE VALUES INTO INCREASED SHAREHOLDER RETURNS."

                                  * * * * * * *

BRASCAN CORPORATION is focussed on increasing shareholder value through building businesses owning and operating high quality assets and capable of generating attractive returns. The Brascan group employs over 50,000 people in operating more than 120 major commercial properties and natural resource production facilities, principally in North and South America. Brascan is listed on the Toronto and New York Stock Exchanges under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

MEDIA:                     INVESTOR AND FINANCIAL ANALYSTS:
Robert J. Harding          Richard Legault                       Katherine C. Vyse
Chairman                   Senior Vice-President and             Vice-President
416-363-9491               Chief Financial Officer               Investor Relations
                           416-956-5183                          416-369-8246

A conference call has been arranged for investors and analysts to discuss Brascan's second quarter results with senior management on FRIDAY, AUGUST 3 AT 10:00 A.M. (E.N.T.). The call can be accessed by dialing 416-641-6671 (local and overseas) or 1-888-424-1091 (toll free in North America) at approximately 9:50 a.m. A taped rebroadcast of the teleconference will be available until August 31, 2001 by calling 416-626-4100 and entering reservation number 19313066. This conference call will also be Webcast live on our web site at www.brascancorp.com, where it will be archived for future reference.

                                  * * * * * * *

Note: This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


Second Quarter 2001 Press Release                                              5

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

                                                        JUNE 30      December 31
MILLIONS                                                  2001          2000
                                                          ----          ----
ASSETS
   Cash and cash equivalents                            $   259       $   347
   Securities                                             2,451         2,371
   Accounts and notes receivable                          2,430         2,833
   Investments accounted for using equity method          3,726         3,654
   Property, plant and equipment                          2,159         2,018
   Other assets                                             397           378
                                                        -------       -------
                                                        $11,422       $11,601
                                                        =======       =======
LIABILITIES
   Accounts payable and other                           $   756       $   812
   Corporate borrowings                                   1,351         1,360
   Subsidiary company borrowings                          2,349         2,420
                                                        -------       -------
                                                          4,456         4,592
DEFERRED CREDITS                                            390           395
CAPITAL BASE
   Minority interests                                     1,497         1,701
   Shareholders' equity (Note 3)                          5,079         4,913
                                                        -------       -------
                                                          6,576         6,614
                                                        -------       -------
                                                        $11,422       $11,601
                                                        =======       =======


6                                                            Brascan Corporation

CONSOLIDATED STATEMENT OF INCOME

                                                    THREE MONTHS ENDED JUNE 30       SIX MONTHS ENDED JUNE 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                     2001            2000            2001            2000
                                                       ----            ----            ----            ----
GROUP REVENUES                                        $3,357          $3,437          $6,569          $6,638
   Revenue of equity accounted affiliates              3,079           3,150           5,965           6,077
                                                      ------          ------          ------          ------
   Consolidated revenues                                 278             287             604             561
   Equity in pre-tax earnings of affiliates               84             130             150             236
                                                      ------          ------          ------          ------
INCOME BEFORE THE UNDERNOTED ITEMS                       362             417             754             797
   Operating expenses                                    139             141             304             284
   Interest expense                                       62              60             134             125
   Minority interests                                     34              46              71              80
   Taxes and other provisions                             20              66              49             117
                                                      ------          ------          ------          ------
INCOME FROM CONTINUING OPERATIONS                        107             104             196             191
   Income and gain on the sale
    of discontinued operations (Note 5)                   --              --              --             260
                                                      ------          ------          ------          ------
NET INCOME                                            $  107          $  104          $  196          $  451
                                                      ======          ======          ======          ======
PER BASIC CLASS A AND CLASS B COMMON SHARE
   Income from continuing operations                  $ 0.56          $ 0.53          $ 1.00          $ 0.96
   Net income                                         $ 0.56          $ 0.53          $ 1.00          $ 2.45
                                                      ======          ======          ======          ======
PER DILUTED CLASS A AND CLASS B COMMON SHARE

   Income from continuing operations                  $ 0.56          $ 0.53          $ 1.00          $ 0.96
   Net income                                         $ 0.56          $ 0.53          $ 1.00          $ 2.41
                                                      ======          ======          ======          ======


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                                    THREE MONTHS ENDED JUNE 30       SIX MONTHS ENDED JUNE 30
MILLIONS                               2001            2000            2001            2000
                                       ----            ----            ----            ----
BALANCE, BEGINNING OF PERIOD          $2,401          $2,230          $2,367          $1,938
   Net income                            107             104             196             451
                                      ------          ------          ------          ------
                                       2,508           2,334           2,563           2,389
                                      ------          ------          ------          ------
SHAREHOLDER DISTRIBUTIONS
   Convertible note interest               1               2               2               4
   Preferred share dividends              10              11              21              21
   Common share dividends                 42              42              85              85
                                      ------          ------          ------          ------
                                          53              55             108             110
                                      ------          ------          ------          ------
BALANCE, END OF PERIOD                $2,455          $2,279          $2,455          $2,279
                                      ======          ======          ======          ======


Second Quarter 2001 Press Release                                              7

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  Three months ended June 30           Six months ended June 30
MILLIONS                                            2001              2000              2001              2000
                                                    ----              ----              ----              ----
GROUP OPERATING CASH FLOW                          $ 351             $ 491             $ 697             $ 962
   Operating cash flows
      of equity accounted affiliates                 222               361               458               729
                                                   -----             -----             -----             -----
CONSOLIDATED CASH FLOW FROM OPERATIONS               129               130               239               233
                                                   -----             -----             -----             -----
FINANCING AND SHAREHOLDER DISTRIBUTIONS
   Corporate borrowings:
      Issuances                                       31                 7                57                10
      Repayments                                      --               (16)              (80)             (306)
   Subsidiary company borrowings:
      Issuances                                       42               156               123               176
      Repayments                                     (45)               (1)             (214)               (7)
   Minority interests                                 --                --              (176)               --
   Convertible note repurchases                       --               (40)               --               (40)
   Shares:
      Issuances                                       --                --                --                 1
      Repurchases                                     (5)               (1)              (22)               (1)
   Convertible note interest paid                     (1)               (2)               (2)               (4)
   Dividends paid                                    (52)              (53)             (106)             (106)
                                                   -----             -----             -----             -----
                                                     (30)               50              (420)             (277)
                                                   -----             -----             -----             -----
INVESTING
   Securities:
      Purchases                                     (123)             (117)             (219)             (117)
      Sales                                           20               114               139               175
   Loans and other receivables:
      Advances                                      (209)             (154)             (549)             (622)
      Collections                                    432                86               922               215
   Investment in property and equipment              (51)              (54)             (135)             (118)
   Corporate investments sold                         --                --                --               619
   Other                                            (108)              (44)              (65)             (103)
                                                   -----             -----             -----             -----
                                                     (39)             (169)               93                49
                                                   -----             -----             -----             -----
CASH AND CASH EQUIVALENTS
   Increase (decrease)                                60                11               (88)                5
   Balance, beginning of period                      199                94               347               100
                                                   -----             -----             -----             -----
   Balance, end of period                          $ 259             $ 105             $ 259             $ 105
                                                   =====             =====             =====             =====


8                                                            Brascan Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular, the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report.

         The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles in Canada.

         The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

2.   CHANGE IN ACCOUNTING POLICIES

In the first quarter of 2001, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on Earnings Per Share. The new section harmonizes Canadian standards with the United States standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

3.   SHAREHOLDERS' EQUITY

                                            June 30          December 31
MILLIONS                                      2001              2000
                                              ----              ----
Convertible notes                            $   99            $   99
Class A Preference shares                       732               732
Class A and Class B common shares             4,248             4,082
                                             ------            ------
                                             $5,079            $4,913
                                             ======            ======

4.   COMMON SHARES OUTSTANDING

                                                                   JUNE 30              December 31
                                                                     2001                   2000
                                                                     ----                   ----
Class A and Class B common shares issued                         172,438,247            169,375,803
Unexercised options                                                3,493,917              3,012,707
Reserved for conversion of subordinated notes                      3,106,847              3,116,782
                                                                 -----------            -----------
Total fully diluted Class A and Class B common shares            179,039,011            175,505,292
                                                                 ===========            ===========
Exercisable options                                                1,986,547              1,965,037
                                                                 ===========            ===========

5.   INCOME AND GAIN ON SALE OF DISCONTINUED OPERATIONS

In March 2000, the company sold its investment in Canadian Hunter Exploration Inc. for gross proceeds of $619 million. After providing for taxes and other costs in connection with the sale, the company realized a net gain of $250 million. Brascan's share of Canadian Hunter's income in 2000 prior to its sale was $10 million.


Second Quarter 2001 Press Release                                              9

6.   SEGMENTED INCOME STATEMENT

The company's business segments are based on the industry sectors which the company uses to manage its businesses and assess their operating performance.

                                                                Three months ended June 30       Six months ended June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                                 2001            2000            2001            2000
                                                                   ----            ----            ----            ----
REVENUES
     Property operations                                           $ 53            $ 34            $ 92            $ 56
     Natural resource operations                                     13              46              18              87
     Energy operations                                               27              20              47              40
     Financial and other operations                                  39              35              90              71
     Investment and other income                                     18              29              38              49
                                                                  -----           -----           -----           -----
                                                                    150             164             285             303
                                                                  -----           -----           -----           -----
UNALLOCATED EXPENSES
     Interest expense                                                24              25              50              53
     Minority interests                                              16              16              33              33
     Operating and other costs                                        3              19               6              26
                                                                  -----           -----           -----           -----
                                                                     43              60              89             112
                                                                  -----           -----           -----           -----
EARNINGS FROM CONTINUING OPERATIONS                                 107             104             196             191
     Income and gain on sale of discontinued operations              --              --              --             260
                                                                  -----           -----           -----           -----
NET INCOME                                                        $ 107           $ 104           $ 196           $ 451
                                                                  =====           =====           =====           =====
EARNINGS PER DILUTED CLASS A AND CLASS B COMMON SHARE
     Income from continuing operations                            $0.56           $0.53           $1.00           $0.96
     Net income                                                   $0.56           $0.53           $1.00           $2.41
                                                                  =====           =====           =====           =====

7.   SEGMENTED BALANCE SHEET ANALYSIS

Brascan's segmented balance sheets, which show the equity investment in each business segment and the principal affiliates operating in each sector as at June 30, 2001 and December 31, 2000, were as follows:

                                                                     JUNE 30       December 31
MILLIONS                                       Affiliate               2001            2000
--------                                       ---------               ----            ----
OPERATING ASSETS
      Property operations                      Brookfield            $ 1,409         $ 1,332
      Natural resource operations              Noranda                 1,783           1,809
                                               Nexfor                    421             400
      Energy operations                        Great Lakes               818             692
      Financial and other operations           Trilon                  1,423           1,376
                                               Brascan Brazil            406             399
FINANCIAL AND OTHER ASSETS                                             1,034           1,137
                                                                     -------         -------
                                                                     $ 7,294         $ 7,145
                                                                     =======         =======

LIABILITIES
      Accounts payable and other                                     $    45         $    42
      Company borrowings                                               1,351           1,360
                                                                     -------         -------
                                                                       1,396           1,402
DEFERRED CREDITS                                                         213             224
CAPITAL BASE
      Minority interests                                                 606             606
      Shareholders' equity                                             5,079           4,913
                                                                     -------         -------
                                                                       5,685           5,519
                                                                     -------         -------
                                                                     $ 7,294         $ 7,145
                                                                     =======         =======


10                                                           Brascan Corporation

8.   NET ASSET VALUE

The composition of the company's net asset value by business sector and the principal affiliates operating in each sector at June 30, 2001 and December 31, 2000 are set out in the following table:

                                                                Number of Common Shares           JUNE 30       December 31
MILLIONS                                       Affiliate                and Equivalents             2001            2000
--------                                       ---------                ---------------             ----            ----
OPERATING ASSETS
      Property operations                      Brookfield                          78.1           $ 2,265         $ 2,062
      Natural resource operations              Noranda                             94.1             1,534           1,407
                                               Nexfor                              51.1               406             337
      Energy operations                        Great Lakes                        121.1             1,678           1,534
      Financial and other operations           Trilon                             106.1             1,377           1,247
                                               Brascan Brazil                      56.0               640             640
FINANCIAL AND OTHER ASSETS                                                                          1,034           1,137
                                                                                                  -------         -------
                                                                                                  $ 8,934         $ 8,364
                                                                                                  =======         =======

LOANS AND ACCOUNTS PAYABLE                                                                        $ 1,396         $ 1,402
DEFERRED CREDITS                                                                                      100             100
CAPITAL BASE
      Minority interests                                                                              606             606
      Preference shares                                                                               732             732
      Class A and Class B common
        shares and convertible notes                                                                6,100           5,524
                                                                                                  -------         -------
                                                                                                  $ 8,934         $ 8,364
                                                                                                  =======         =======
PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE                                                $ 34.76         $ 32.02
                                                                                                  =======         =======

Net asset values are derived by valuing the company's publicly traded affiliates at their quoted market values at the end of the reporting period, and by valuing Brascan Brazil at a 25% discount from the estimated domestic market value. The net asset value of Great Lakes is after eliminating $744 million of affiliate preference shares and is based on the market price of the company's shares immediately prior to Brascan's acquisition of the minority shareholdings.

         These net asset values do not reflect underlying values or control premiums attributable to these businesses, nor the transaction costs or taxes that may result from their sale. Restructuring and tax provisions are excluded in determining the underlying values, as these largely relate to accounting adjustments and tax timing differences. Currency and other general financial provisions of $100 million have, however, been deducted. Values used for the company's financial and other assets and loans and accounts payable are included at their recorded book values.


                                      -30-


Second Quarter 2001 Press Release                                             11